Filed by New Providence Acquisition Corp. III

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: New Providence Acquisition Corp. III

Commission File No.: 001-42610

Date: April 9, 2026

On April 9, 2026, Abra Financial Holdings, Inc., party to the previously disclosed Business Combination Agreement, dated as of March 16, 2026, by and among Abra Financial Holdings, Inc. and New Providence Acquisition Corp. III, among other parties, announced that its Chief Executive Officer and Head of Asset Management participated in a webinar titled “Crypto Portfolio Strategies and Investing for the Fourth Turning.” A transcript of the webinar is set forth below.

Host: Scott Melker

Guests: Bill Barhydt, CEO, Abra; Marissa Kim, Head of Asset Management, Abra

Webinar: Crypto portfolio strategies and investing for the Fourth Turning

Thursday, April 9, 2026 (aired 4:00 pm ET)

Scott Melker: Should we go ahead and do the introductions and get the ball rolling? I don’t know if we’re waiting for people to file in, or if we’re ready to go, if we’ve already filed in here.

Bill Barhydt: Give me like another minute. Yeah, yeah.

Scott Melker: Cool. Hi, Bill. Hi, Marissa. How’s it going? Um, yeah, so really excited to do this, Bill. I feel like I talked to you more than I talk to my kids at this point.

Bill Barhydt: Hey there. It’s going well.

Scott Melker: You and I have a conversation, like, once every third day, it feels like. Obviously, we had the great podcast on Sunday, but, being a customer of yours, obviously a friend, I really wanted this presentation for myself. One of those situations where, you know, I was hoping to dive much more deeply into how you, as a company, I guess, are viewing portfolio construction here, and using the tools, obviously, within crypto to do that. And, it seems like the best way to do that is for us to just talk it out, go through your deck with everybody else watching, right? So, I think that’s sort of how we started. Maybe we’ll start here. It’s called Digital Asset Investing in the Fourth Turning in the Exponential Age. It’s quite a title, so, maybe you could just start walking us through it.

Bill Barhydt: Yeah. Yeah, for sure. So, I’ll, I’ll share my screen here in a second. And hopefully that will work for all of you. And first of all, welcome everybody. I really appreciate your taking the time out of your busy days to spend your afternoon with us, and I think I’m in the wrong window, so you don’t want to read my email, so let’s stop sharing that. Let’s see. So how do I? Yes. Well, that’s a regular occurrence anyway. So, okay, so let me click share here. Oh, I see what I need to do. Hold on.

Scott Melker: Your AI agent is going to yell at us.

Bill Barhydt: I have a presentation. There we go. Let me… Stop. Well, people are trickling in anyway. So give me 15 seconds.

Scott Melker: Yeah, no, it’s perfect. Usually, give it a minute.

Bill Barhydt: Share… I got it, okay, exit full screen. Now we can do it. It’s very tricky. All right. So now you should be able to see the slides, I assume you do. All right. So I recently had the amazing opportunity to present a multi-hour class at Abundance 360. Peter Diamandis’s AI event.

Scott Melker: I can.

Bill Barhydt: And I gave basically this presentation over multiple hours, and so I’m going to do it in highly compressed form today, also with the assumption that all of you will please ask questions as we go. On any topic that you would like… preferably related to this, but…anything is obviously fair game, and we’ll try to get to all of your questions in real time. So I’m going to talk about, you know, just it’s been really interesting. And we talked about this, I think the last two times I’ve been on, but, you know, Bitcoin, interestingly enough, outperforming gold since the Iran conflict started. Iran announcing last week that…or actually the last couple of days that they’re going to be taking Bitcoin payments for tolls in the Strait of Hormuz. We’re just finishing a blog article that I’ve written about the kind of power law and where we are vis-a-vis that, which looks like an amazing kind of buy opportunity, kind of converging with the. And you’re better at the technical stuff than I am, but basically converging on that 200-day moving average vis-a-vis the power law as well. And it’s all happening at the same time, and I think it represents a narrative shift for this cycle, which is obviously been very bearish, even though we’re at 72,000, okay, Bitcoin, which is remarkable. And then, you know, I spend a lot of my time on smart contracts and the future there, and I’m super pumped about that, and AI being the kind of second coming for crypto, which I’m fully convinced is happening in real time right now. It’s not a future thing, it’s literally happening right now. And a lot of people aren’t seeing it, and so we’ll talk about that. And the number one piece of FUD I have to deal with in my day job is the quantum risk. And I’ll talk about that, since it’s what everybody, especially retail, wants to understand is individual investors is like, you know, am I going to lose my money next week if I put it all in Bitcoin today…because some quantum computer is going to hack my wallet. And then, you know, we’ll talk about the right way to hold and manage a crypto portfolio in our respective opinions, and we have Marissa with us who runs asset management at Abra, and she’ll be able to answer questions on some of the pretty cool portfolio strategies that, you know, we’re advising clients on today. And…you know, let’s, let’s get into it. So, I fundamentally believe that we are in the middle of this so-called fourth turning. And if you read like Howe’s book on, you know, we’re in the fourth turning now, or Dalio’s book, and Dalio had a very, sobering X post, I think it was either yesterday or the day before, long after I, you know, I wrote this… created this deck about a month ago, and… and basically he said, we are in World War III now, whether we want to hear it or not. Now, there’s different interpretations of that, because a lot of people believe it’s going to be a proxy war, it’s going to be a war of ones and zeros, it’s going to be, you know, potentially a guerrilla war. It’s not going to be, you know, literally ships landing on Omaha Beach, right? Like, like the last one we had, but he does fundamentally believe that we are in World War III, and it’s largely driven by the fact that we are in this late stage debt cycle, which coincides with what Howe refers to as the fourth turning, and the last one gave us… the last fourth turning we were in gave us Bretton Woods, as we all know. And that was the monetary system where we were supposed to basically police the world, base the currency on gold, and, you know, it was our legal, uh, you know, I facetiously call it the legalized racketeering racket of the United States government, right? And so it worked reasonably well until Vietnam, when we couldn’t sustain the payments anymore, the debt payments anymore, and so Nixon blamed the traders and took us off the gold standard overnight. And we never look back, and the money printing has gone vertical since then, and now we’re running a trillion dollar a year just in interest payments on our debt. Which is unsustainable, and it’s basically what led to the hyperinflation in the Weimar Republic, and if we don’t change our ways, it’s going to lead to hyperinflation in the West as well, which traditionally, the wag the dog model dictates leads to a very, very bad outcome, because you don’t want to look inward at the problem. You want to look outward, and the last time it led to tens of millions of deaths. I hope it doesn’t happen, I really do. And I’m not here to basically depress everyone. I’m really here to say, how do we protect ourselves if what we’re saying is even remotely chance… has a remote chance of being true. That’s what I ultimately care about vis-à-vis this conversation. You know, we can see it in institutional trust, right? Trust in Congress is at all-time lows. So yeah, we can basically make the claim that we’ve always been divided as a country, and that essential tension helped build our republic, and that may be true, but we’ve never had this low a level of trust. In government-based institutions, much of the public sees banks as quasi-government institutions anyway, vis-à-vis the FDIC. And, you know, I think I made this comment, Scott, in our last conversation that Wells Fargo has – the last I checked – they have a negative net promoter score. So if you know anything about marketing, you know marketing teams try to measure the efficacy of signing up a client in terms of getting more clients. In other words, word of mouth. And the more positive that score is, the more brand equity you have in getting existing customers to help you get more customers. Well, Wells Fargo’s brand equity, the last I saw, basically had a negative net promoter score, which shouldn’t even be physically possible. In other words, every time they sign up a new customer, they actually lose customers because of the negative impact that their brand has, you know, on every customer they have, which is insane. But that’s where we are, and my guess is Congress would be similar. The problem is we can’t fire them overnight. And of course, we get into this, you know, devil’s circle of: we keep electing the same people because we care more about our own self-interest than we do about the country, and it just reinforces the whole thing. And of course, media is not far behind in the lack of trust.

Scott Melker: I’m actually shocked at how high the trust in media is relative to the banks.

Bill Barhydt: Yeah. Well, okay, so, to be fair, we have to look at the source, right? Because if Gallup is part of the source here, and, you know, if you’re asking the media which has more trust, media or banks, my guess is they’re always going to say media, but, we’ll give them the benefit of the doubt and say, you know, it’s low and maybe shockingly high relative to the others. So I kind of agree with your point on that one. And so let’s look at gold for a second, because, you know, gold has traditionally been the go-to asset crisis for literally hundreds, if not thousands, of years, right? And so if you look at post-Great Depression in the 30s, if you look at post-70s stagflation driven partially by the oil crisis, significant money printing, and the new concept of inflation that hit the West, and then the great financial crisis, which led to, you know, insane amounts of money printing, followed by the insane amounts of COVID money printing, right? You know, gold is almost basically up 2 and a half X post those right now. As I said, in every fourth turning where it’s been measured, hard assets have always outperformed, whether it’s dead artists, real estate, or gold, or any combination of them, right? Now, in 2026, what’s different? Well, we live in a digital-first world now. Right? You can’t program gold. You can’t easily divide it into tiny amounts of ones and zeros. You can’t send it in seconds. You can’t verify the supply unless you basically have a whole bunch of guns in a vault, and you know, it’s very hard to lend. Some of the new tokenization models that apply to Bitcoin and other real-world assets fix that yield problem, but you’re still trusting decentralized custody, right? And of course, the entire market cap of gold basically sits inert, minus its use in electronics and jewelry, right? So, you know, I think in a digital-first world, and I’m probably preaching to the choir for much of the people here, but there is a growing acceptance in the institutional world, especially over the last 24 months that, you know, Bitcoin is a viable store of value at the global scale, right? I mentioned what’s happening in Iran. We’ve seen, you know, the ETFs outpacing gold, outpacing oil for products that didn’t exist 3, 4 years ago. It’s remarkable. So I don’t think that anyone would deny that the growing acceptance is happening in front of our eyes. I would say we’re not there yet, right? Meaning, I think Bitcoin is on its way to being an inflation hedge – on its way to being accepted as digital gold. It isn’t either of those things yet. And that’s what creates the opportunity from a buying perspective, and also creates, you know, at the same time, the volatility, which gives people a lot of agita, right? And so, you know, if you look at the kind of performance gap, right? First of all, I think we also talked about this last week, there’s no four-year period since Bitcoin started being tradable, right? 15, 16 years ago, where it’s ever been down on a dollar basis, okay? And my guess is on a purchasing power parity basis, that the same is also true, which, in other words, if you accounted for price inflation, there would also be no 4-year period where, you know, Bitcoin even lost money. Now, that shouldn’t happen. Many, many years out if it becomes digital gold, it should track inflation at that point. But like I said, the volatility we’re experiencing is because it’s new, and it’s still being adopted at massive scale, and it’s subject to the whims of money printing, which goes up and down. And we had a significant contraction in money printing when interest rates hit, you know, over 5%, and so now I think the money supplies are growing very quickly. U.S, China, global, all basically growing rapidly, which basically leads me to believe that the performance gap that we see here.

It is going to get back on track in the coming weeks, and hopefully that’s what I mean by the money supply comments is clear to everyone. If you’ve been following me or crypto or Scott for a while, you’re clear that, you know, Bitcoin tends to follow liquidity. So, okay, great. So, I believe, and maybe many of you believe, that Bitcoin is the new emerging gold. What is the new and emerging Wall Street? Right? So, we have two parts to the financial system. We have the money itself, and then we have the banking services that use that money to facilitate capital flows and business and payments, etc. So I believe that while. Bitcoin is showing us the way, in terms of hard money, based upon decentralized finance, smart contracts are the killer app that is showing us how to fix banking in the digital era at the same time. So here is a chart that shows the fastest growing companies in terms of number of days to get to $100 million in revenue. Open AI, you know, over here on the right, and then you know we see Hyperliquid literally taking, I don’t know, maybe 75 days to get to 100 million dollars in revenue, which is insane. Now, everything in dark blue is a crypto company. So, the fastest growing companies in terms of speed to 9 figures in revenue, the majority of them are crypto-based companies. Now, I don’t… this… I was looking at Polymarket earlier, which is not on this list, and I think it’s partially because they don’t disclose.

Scott Melker: Mm-hmm.

Bill Barhydt: The revenue numbers, but I wouldn’t be surprised if they were somewhere on the left side of the screen, if they… if we actually knew their… their revenue numbers. I don’t know for sure, right? But it’s remarkable, right, where we are vis-à-vis the growth. And most of the public has no clue that this is happening because it’s too complicated for them. Most of these businesses are too complicated for the public to understand, especially the nuances of how they make money. Some of them, like, you know, Phantom, are retail-facing, but how they make money may be opaque to the average investor, right? So today we know that we have all of these apps working at global scale. Stablecoins, DeFi-based lending, tokenization, prediction markets, AI and payments. You know, when I presented slides like this years ago, it was a promise that this was coming. Now, it’s simply a question of where we are in the adoption curve, because it’s happening so fast. And I do believe that the part that’s going to catch everyone off guard the most is the AI piece, because a lot of it is going to be machine-to-machine, meaning a wallet for every agent, and maybe an agent for every wallet, right, which is making buying decisions, so it’ll go in both directions. So, you know, stablecoins is the easiest to understand. It’s the digital dollar that’s built by corporate America, right? Or Tether, depending on, you know, what country you put them in, right? And so it’s basically a token representing dollars in a bank or a token representing the dollar equivalent. Maybe it’s a synthetic dollar like our USDAF product or something similar, right? So, or Ethena, if you’re familiar with that, right? And so the largest being Tether and Circle, of course, and now USD1 from World Liberty, which is coming on strong. But the volume, right, so stablecoin transactions, I saw numbers hitting a quadrillion, which I can’t even fathom a quadrillion. I can barely…

Scott Melker: Chainalysis said 1.5 quadrillion annually by 2035 was their bull case, and their bear case was something like $750 trillion at current trajectory.

Bill Barhydt: Right. Wow. I mean, basically, if you interpret that, what that says is ACH dies, Swift dies, debit payments die.

Scott Melker: ACH did less than $100 million in 2025.

Bill Barhydt: 100 billion with a B.

Scott Melker: $100 billion, excuse me. It did less than 100, like, $92 billion in 2025.

Bill Barhydt: Yeah. Yeah. Right. Which, yeah, I thought was an astronomical number when I first heard it years ago, and, you know, it doesn’t grow very much anymore, and it’s just astounding how it gets left in the dust in this model. And I think the… The potential upside to that number is, again, AI-based payments. Now, I’m not convinced that all of AI-based payments will be stablecoins. I think some of them will be crypto-native. But because they’ll have… they’ll care less about, you know, dollars and more about stablecoins, in terms of purchasing power, but it doesn’t matter at the end of the day.

Scott Melker: Totally.

Bill Barhydt: Right, so tokenization is the second narrative that I see a lot, you know, we’re in the middle of a roadshow with Abra and just everyone wants to talk about tokenization right now, especially the big, you know, warehouses, and big, you know, bulge banks, they think this is the future, and so they want to know when every stock is going to be tokenized, funds are going to be tokenized. Obviously, the dollar stablecoin is the first big example we’ve had, but it just showed us that everything can be tokenized. Now, different asset classes and types make more sense in the short term, because it’s easier to get price discovery, for example, on equities or maybe certain types of private credit. But I think you’re going to see real estate, collectibles, art, you know, all become tokenized in the coming weeks. I saw a fantastic report this morning from my friends at Securitize that basically outlined some really interesting kinds of friction points and liquidity points on which assets are going to be tokenized first and how long it’s going to take, and it’s just happening at light speed. And of course, when the CEO of a traditional asset manager that was anti-Bitcoin five years ago is now not only running the largest ETF in the crypto space, but is now saying everything’s about to become tokenized, you should probably pay attention. And, you know, he’s making a big, big bet on the future of tokenization, and it makes a lot of sense, because if you’re managing trillions of dollars in assets, and you can unlock the liquidity in those assets, right? So, one of the fastest growing applications in the smart contract space is borrowing against Bitcoin, right? And if you can do the same type of borrowing via DeFi against trillions of dollars in assets that you can against Bitcoin, right, that unlocks value that from BlackRock’s perspective is literally just sitting idle. And it creates an entirely new business opportunity for the firm, worth hundreds of billions of dollars at scale. So, I do believe that AI-based agents are going to be executing financial transactions autonomously using crypto. Mark Andreessen has been talking about this as literally the second coming of crypto, and believes that the AI is crypto’s killer app. I do tend to believe him on this. I see it the same way. You know, I’m on the board of a company called Algorand, which is a major L1 platform. And it’s… we recently released our X402 implementation, which is basically a payment standard that can facilitate peer-to-peer payments using simple internet protocols, and we think that agentic payments in AI is going to drive a significant portion, if not most of those transactions in the coming months. And then I think you’re going to see global equity trading, which we’re now seeing outside the US, right? So, a lot of U.S. shares are tradable on Kraken and Binance was the first company to offer years ago…using Bitcoin, and now other companies are doing this. Using, you know, new guidance from the SEC on how to do this, and I think it’s going to make its way even to the US in the coming months, post-Clarity Act, which is looking more and more like it’s going to pass. So the last point I would make here is that, you know, I was at Netscape in the early days, and for us, at the time, it felt like it was all the growth in the world, right? It was all the growth the world can muster. And now it’s nothing compared to the growth that we see in crypto adoption, right? You know, one of my favorite examples, now a lot of you may well believe, and I probably would have to concede, that the president launching a personal Memecoin during his inauguration may not have been the best idea in the history of history, but it was probably the single largest test we’ve ever had of crypto-based transaction processing, right? The trading in his Memecoin did more volume during Christmas than Visa and MasterCard did in checkout volume. And so, you know, what that really showed us is that we could scale crypto to credit card processing numbers, which we thought was not possible even a few years ago, right? So that’s just a remarkable feat, and that just tells you how far we’ve come and what the capabilities of these networks are.

Scott Melker: Crazy.

Bill Barhydt: All right, let’s quickly deal with this kind of quantum FUD. You know, put this to rest and kind of move on, but, you know, here are some very recent headlines, right? And then I know, Scott, I know you’ve talked about this a lot recently, but you know, quantum computers will break Bitcoin. New York Times.

Scott Melker: So, by the way, the same publication that got Satoshi wrong yesterday, by the way…

Bill Barhydt: Quantum, you know, crypto…

Scott Melker: It’s not Adam.

Bill Barhydt: Definitely not Adam. It’s definitely not Adam. It’s not an academic. I mean, Satoshi is not an academic, and I can explain why, but I don’t, you know, let’s say that for another time.

Bill Barhydt: Crypto’s quantum threat is real. Bloomberg. And I get all of my insights on science and technology from Bloomberg. And then at the end of encryption, from Wired, right? So, I wouldn’t be surprised if, you know, if the hacking of…what was the device that the Germans had? After World War II, the… the movie was about what they hacked. If that was public information, we probably would have seen headlines at the end of encryption, after World War II as well, which obviously couldn’t have been further from the truth. So, anyway, those are the headlines.

Scott Melker: Yeah.

Bill Barhydt: You know, it’s generally nonsense, right? People don’t understand the complexity of what quantum really means and where we are. It’s mostly tests in the lab at this point. A lot of money being spent, but a qubit. It’s beyond the purpose of this to explain what a qubit is, except to say that the number of these qubits that you need to crack. Traditional elliptical curve digital signatures, which is what Bitcoin uses to create public and private keys, is so insane that it’s just outside the realm of possibility today, right? And as you add more qubits, it gets exponentially harder to add even more. So it’s not a linear progression. It’s exponential progression. And we’re not even close. We’re barely in the game. And so, I think we’re a solid 20… 15 to 20 years at the least in being able to do this, and of course the FUD doesn’t marry with that. And to put that in perspective, by the way, if this did happen, Bitcoin is the least of the public’s concerns, right? I mean, it’s the same cryptography that protects banking, military communications, nuclear launch codes. Every website that you use. And by the way, Bitcoin will probably be upgraded faster than the banks, because the banks use the same mainframe systems that they’ve been using for, you know, with their bank cores for 40 years, 50 years in some cases, right? And so maybe that’ll be an opportunity for IBM to sell them more hardware, I don’t know. Anyway, there are pending upgrades to Bitcoin. Bitcoin’s problem is not the reality of quantum computing, it’s the narrative around this idea. And so my advice to that community, which I’ve given, is you’re not going to be able to, you know, effectively message your way out of the FUD. So just do the upgrade, even if it doesn’t make sense to do it now, so that you can put the FUD to rest and just move on. And I think that’s going to happen.

Scott Melker: Yeah, you’re done with it. I agree. Just be done with it.

Bill Barhydt: Yeah, yeah. And they don’t like it, and I get why they don’t like it, because it’s a distraction, but they’re still going to do it, in my opinion, and they’re going to move on. And that’s the right thing to do. Because at the end of the day, the psychology of the efficacy of a store of value is just as important as the math. And this addresses both. We know the math of Bitcoin. Now let’s address the psychology at the same time, and we can just move on as a society, and the adoption curve will continue. And it’s really a retail problem.

Scott Melker: Yeah.

Bill Barhydt: Institutions, if you look at adoption, have already basically said, this is a non-issue for us right now. It’s the retail FUD narrative that, you know, that I think will be put to rest. Anyway, I’m going to skip this. So, in the last few minutes, we’ll talk about the myriad ways, given how I think crypto and banking are about to merge, that people should think about how to manage wealth, protect themselves as it relates to crypto and the tokenization of everything as we come into and out of this fourth-turning environment where trust is eroding, right? So when you think about crypto today, the future tokenization of everything, even the future of banking, how you’re going to manage cash, it’s all merging, in my humble opinion. You’re not… what we call banks, what we call asset managers, what we call wealth advisors, they’re going to look like very similar, if not the same, companies in the next 5 to 10 years. And a lot of this is being driven by first-gen crypto, which everybody associates with exchanges, right? The Coinbases, Krakens, who we’re partnered with. Great companies. And at the same time, a lot of the hardcore, you know, what we would call maxis are basically burying hardware wallets in the proverbial backyard, and probably can’t find, you know, their seed phrases and. you know, using Ledger and Phantom and other things, and they want to be off the grid. Fine, and that’s, you know, that’s certainly a… pardon the pun, a key aspect of what crypto is meant to solve. And then there’s the completely other side of the spectrum, which is the securitization of crypto. Which is the ETF, the exchange traded fund, and that’s where firms like BlackRock, Fidelity basically give you an asset similar to a gold ETF or an oil ETF that allows you to get price exposure by somebody holding the underlying assets in custody. Where you’re okay with the idea that that asset is only tradable 35 hours a week, even though, you know, gold can be traded, you know, 24/7, oil can be traded 24/7, you’re basically committed to buying an ETF that only trades 35 hours a week. And for some people, owning and holding Bitcoin that way makes sense. And it’s probably, you know, I would guess factoring out, you know, Bitcoin that’s been lost. Probably somewhere between 12 and 14% to 15% of the Bitcoin float is now traded via exchange-traded products, mostly via BlackRock. And then there’s the vault model, or the separately managed account, which is really growing in popularity right now, because it gives you something very close to the protection of a self-custody model, but with the added regulatory protections of the vault and SMA model, which we can dig into, right? So on the exchange front, right, the exchange basically created the mantra, “not your keys, not your coins”, right? And if you’ve been in the space for more than a few years, you know someone who’s lost crypto via an exchange hack. And unfortunately, I know multiple people. And again, we work with the exchanges because they’re very good at facilitating liquidity, you know, they’re also, in many cases, like in the case of Coinbase and Kraken, they’re qualified custodians, and, you know, they run high-quality businesses, but they have been subject to significant 2FA and other types of hacks over the years. And then, you know, there’s, like I said, there’s the… sorry, I’m going the wrong direction here. There we go. So the beauty of the SMA model, on the other hand, is that you basically, unlike an exchange, where all of the assets are held in single wallets. So if the exchange is managing a billion dollars in Bitcoin, those Bitcoin are basically being held in just a very small number of wallets, and all of the accounts are commingled. And your balance is a row in a database, right? And so, if something happens to the exchange, you basically get in line, and because you’re a liability on their balance sheets, you know, you work with the government to figure out whose assets are whose, and people who may have lost assets, you know, in the FTX and other blowups, know exactly what I’m talking about. The SMA model, on the other hand, literally creates a segregated account in your name. You have a fiduciary relationship, right, where you’re dealing with an SEC or potentially state-registered investment advisor and they, as your fiduciary, can recommend custom strategies, including things like tax loss harvesting, specific to your needs, your risk tolerance, your requirements, your financial status. And you get institutional-grade custody, but in a segregated account model, right? And the beauty of that, of course, is that you maintain title to those assets, so you’re not, you know, subject to the whims of being a liability on my balance sheet like you are with an exchange. Now, the only downside to this model is it’s not really optimized for small-dollar retail, right? Just having one vault per client isn’t really a good idea if you’re holding $50 of crypto. And if it’s $50 of crypto, you’re fine, you know, use an exchange, I guess. Yeah, but for anybody with real assets, this is the way to do it in my humble opinion.

Scott Melker: Put it on the exchange. Yeah.

Bill Barhydt: Now, within that, right, so, you know, we can compare that framework to what we see… sorry?

Scott Melker: Hey, quickly, Bill. I just happened to see a great question flagged, and I think it’s probably the right time for it. This is from Charles. It says, SMA handles estate beneficiary matters unlike self-custody, correct?

Bill Barhydt: Yeah. So self-custody, you know, I guess possession is nine-tenths of the law is the old saying, right? And so, where is the self-custody? So, in other words, if you take a hardware wallet and it’s in a safety deposit box at a bank or in the possession of somebody with the power of attorney over your estate then it’s probably feasible, but that also partially defeats the purpose of having a self-custody hardware wallet anyway, because now you’re trusting somebody else. And so, if you’re basically going to trust somebody else anyway with those estate issues, I actually think for most people, the SMA is the right way to deal with it, right? Because you can very, very cleanly deal with those, you know, estate and hereditary issues associated with, you know, passing on to the next generation. And so, long-winded way of saying, yes, Charles is basically correct with his question, but the nuance is that, you know, ironically, the SMA is probably even more protection at that point. So, yeah.

Scott Melker: Great. Thanks.

Bill Barhydt: Yeah. So well, let me just finish here. So, you know, there are nuances to where, like I said, certain types of custody make more sense than others. You know, wallets versus Sma. And you should understand where it makes sense. Certain institutions are executing the basis trade against ETFs because that’s how they can trade. They can’t easily do it via perpetual futures, for example, just given the nature of their business, so they’re going to use ETFs as an institutional product. But by and large, like I said, if you’re a higher net worth investor, especially if you’re an accredited investor, you know, I think the SMA model makes a lot of sense. So that’s that. We’ll talk a little bit about what we think some of the real personal wealth strategies are that we believe are potentially of great interest to you if you’re holding. Especially, like, 7, 8 figures in assets, and you want to do an allocation. So, Marissa, you want to chime in and give us your thoughts on how these allocations work?

Marissa Kim: Yeah, so, you know, a lot of you, I assume, are probably crypto native and have, you know, experience investing in crypto, but we’ve probably all seen that most of the major banks and wealth management platforms are now basically saying that every portfolio should have at least some Bitcoin or crypto exposure. It could be 1% on the low end, it could be, you know, 5% plus. I’ve even seen some people say up to 40%, so there’s obviously a wide range of opinions out there, but I think the key point for us is the fact that there’s $100 trillion being managed by RIAs today that probably don’t have much exposure at all, so eventually that money, now that these kind of mandates have come out, and the model portfolios have come out that include Bitcoin and crypto as that wave of money comes in, you know, regardless of how bad the sentiment is today on crypto Twitter, the price is, you know, going to react, so I think that’s where we kind of really focus. You know, we kind of leave the allocation framework to the client to decide, kind of, where they fall on the risk spectrum in terms of their, you know, how much net worth they have and what other investments they’re interested in. But once they decide…how much to allocate, we actually have our own model portfolios, and you can go to the next page.

Bill Barhydt: When you see somebody who is really putting in the work to understand crypto and is not there in terms of doing the allocation, but has done a lot of the work and is, like, becoming a believer…you know, like, they would understand this whole pitch. Where do we normally come out in terms of, like…

Marissa Kim: Yeah.

Bill Barhydt: Where we would say, hey, here’s where you want to start in terms of allocation versus, you know, somebody who doesn’t understand.

Marissa Kim: Yeah, I think it’s really…you know, dependent upon the risk appetite of the investor, and like we talk a lot to new, you know, people that have never owned Bitcoin before, and they really want to start conservative, so usually for those types of people, we would just recommend holding Bitcoin, and if they want to deploy some of the Bitcoin into our Bitcoin yield strategy, they can do that. We’ll work with them to figure out what the right approach is. But generally, if someone’s new to the space, that’s all they’re comfortable with. Then there’s people that maybe already have Bitcoin, and they kind of want to start, you know, what else is out there, go for a little further out on the risk curve, and get some Ethereum and Solana, potentially other L1s, so we will always kind of work with the client on that. So on the conservative side, it’s holding Bitcoin, it might even be holding stablecoins and just earning yield, which we’ll talk about more in the future…but if you’re kind of wanting a little bit more risk, we have ways of, you know, holding a basket of Bitcoin, Ethereum, Solana, and stablecoins, and then generating pretty high yields. So the yields on our Abra Digital Income Fund has been kind of between 5% and up… all the way up to, like, 20 or 50% even at times. So that’s kind of usually what we recommend in these model portfolios will probably work for, you know, 80% of, you know, people who are outside the space and want to get exposure. And then, obviously, we work with a lot of people who already have crypto exposure, and they already know what they want to do, and we have a self-serve model for them.

Scott Melker: Really quickly. There was another question that I think might fit in kind of in this area, Marissa. It’s from Aaron. It says ‘if no risk of loss for Bitcoin in vault, is there a risk of loss with BTC earn?’

Bill Barhydt: Yep.

Marissa Kim: Yeah. Yep. Yep. Yeah, so for the yield strategies, and I’m not talking about staking, because staking is pretty low risk.

Scott Melker: Yeah.

Marissa Kim: You know, if you have an issue with staking, you probably have an issue with the protocol itself. But in terms of the yield strategies, where we’re generating alpha, you know, beyond staking, or in the case of Bitcoin, Bitcoin doesn’t have an, you know, native yield. Those strategies do have some risk. It’s mostly technology risk, so all of our strategies are DeFi-based, so you’re not really getting counterparty risk, you know, this is not a situation where your assets are being lent out to other companies, but they are being deployed into what we consider kind of the blue-chip protocols. So, we have a very rigorous standard in terms of onboarding a new protocol that we’re comfortable deploying assets into, and most of these have been around for, at this point, you know, five plus years, basically since the beginning of, you know, DeFi being an industry, and, you know, they have had massive transaction volume. So, you know, Aave, Jupiter, like, these types of protocols that most of you will probably have heard of, we don’t do a lot of, you know, there’s always new protocols popping up, and in terms of you know, working with those newer protocols, we usually wait for them to kind of be seasoned, and we always test our own capital. So, we have our own capital that we run in these strategies, we, you know, if we’re going to launch a new strategy, we usually deploy our own capital first just to test.

Scott Melker: Thanks. I think you covered that. All right. Moving on.

Marissa Kim: Yeah. And then go ahead.

Bill Barhydt: Yeah. So you want to go ahead. Go ahead, Marissa.

Marissa Kim: Yeah, so, we are… we do have a decentralized stablecoin yield-bearing stablecoin that’s very similar to Ethena that we are just, I mean, we didn’t launch it. Our team actually contributed to it, but it is a decentralized protocol. You know, why do you want to have a decentralized stablecoin? I think a lot of you probably heard about the Drift hack that we just had, and there was a lot of chatter online about, you know, should USDC have frozen, you know, those funds? Should Tether freeze those funds? So, because those are centralized companies, you always have the risk of, you know…

Scott Melker: Jeez.

Marissa Kim: …someone freezing the funds, and DeFi in a permissionless system, you really can’t have that, because, you know, you can imagine if someone froze USDC in a lending pool like Aave, what would happen? I mean, the protocol would be, you know, uncollateralized. So, in terms of the why behind it, that’s kind of the reason for these types of stablecoins, and this is very similar to Ethena. It is built on Solana, and it uses a variety of different delta-neutral strategies to generate yield. So it is a new product for some types of investors, accredited investors, and qualified purchasers. We actually have a seed program where you can get boosted yield, but everybody’s able to participate in terms of the base yield, which is actually, I think right now it’s about 10% APY. So if you’re interested in that, you know, you can reach out to the team, and we can talk more about it, but this is, I think, especially in this market, a very appealing product. And then we have a digital income strategy, which is really aimed at people who kind of want a little broader exposure to other, you know, not just to Bitcoin, but there’s also stablecoins in there, Solana and Ethereum. So we think this is a really good product for people who just don’t know much about the industry and kind of want to get their initial exposure, or people who kind of want to go beyond Bitcoin. And the yields are very, very attractive. This is yield that’s generated by liquidity provisioning in Solana as well, so that’s why there’s so much Solana in the portfolio. It’s generally mostly Solana and stablecoins, but it’s been outperforming Bitcoin just because of the yield and the fact that, you know, because there’s stablecoins in there, it’s a little bit less volatile as a portfolio, so it doesn’t tend to draw down as much as Bitcoin. But again, a really appealing strategy for, you know, some types of investors. And then this has been a really, you know, popular product for us, you know, across all market environments, so all these people that are sitting on Bitcoin and Ethereum that, you know, expect the price to appreciate over the next few years, borrowing against their assets and not having to sell.

Scott Melker: Awesome.

Marissa Kim: We are using Aave for these loans, so the interest rate is actually very, very low, and if you go out and look at other competitors on the market, generally they’re lending at rates that are 10% plus. I’ve even seen as high as 15%. So, when you’re talking about rates which have been pretty much between 3% and 6% per year, that becomes a lot more appealing for the longer term. So we have clients that are basically using it like a line of credit, people who are, you know, basically using it to get liquidity and, you know, maybe they’ll pay it back in 5 years or something, but usually these are longer-term loans, because there’s no fixed term. And you can either, you know, draw down against it immediately, buy a house or whatever. You can also use it like a credit line or like a credit card and kind of draw down each month as you have expenses. So we have, you know, people that are kind of moving on to the Bitcoin standard that are doing this, people that have, you know, that want to buy a house. There’s a lot of different use cases. We’ve even seen businesses that are now, you know, acquiring Bitcoin as part of their treasury, and then they want to unlock liquidity, so… a wide variety of use cases.

Scott Melker: Those rates have come down quite a bit, right?

Marissa Kim: It’s super low right now. It’s… it’s… I think it’s close to 4% right now, so very, very low.

Bill Barhydt: Oh, yeah.

Scott Melker: Yeah. That’s wild.

Bill Barhydt: You know, it’s… this was probably the most strategic decision we made as a company that kind of emerged from the last contagion as a real advisor to clients and not just a service provider, you know, we think that the future of crypto, like I said, is going to be largely AI-based, but the part where it does touch people, it’s… we kind of refer to this as basically a lifestyle loan insofar that if you have conviction. For where the space is going, and everything’s going to become tokenized, not just Bitcoin, but truly everything, then the tax-efficient way to grow wealth. Is to own, never sell, and borrow. And that’s what the wealthy have been doing for decades. Now, that model isn’t for everyone in all circumstances, but for higher net worth accredited investors who may be below the rung of people who have traditionally been targeted by, you know, wealth management firms, broker-dealers, for those services, this is extremely appealing. And I think when I’m advising clients, the things that I find really attractive about how DeFi has progressed is, one, the counterparty risk, meaning where is my collateral going? If I take a loan, right? That’s the single, you know, there certainly should be a list of questions, but the first question that everyone should be asking is, where is my collateral going and why? Right? And today, I would much rather trust my collateral to a DeFi-based protocol that’s been running for years than a CeFi company that’s a big black hole… especially if they’re using private credit markets, right? And we know, kind of, the state of private credit today, and we also know what happened in the last… the last blowup, which was largely a crypto-based private credit market, and so I don’t know, I just, I fundamentally believe that what you’re looking at here is the future of personal finance. And it’s basically taking what’s worked for the ultra-wealthy moving it down a notch, like, to all of us who are in that upper-middle class, higher net worth clients, and maybe later it’ll attach to traditional retail, and I wouldn’t be surprised if that’s true as well. But I do fundamentally believe that this is the future of personal finance, I mean, there’s eventually going to be all of your assets tokenized in the same structure, right? So the way I look at it is it’s all moving towards these SMAs, which are basically vaults. And what you’re doing is establishing a credit line against your vault and leveraging decentralized finance technology where it makes the most sense to tap into that value in real time, almost like you would have traditionally via a revolving credit card.

Scott Melker: Yeah, really quickly. Someone said, where’s my collateral going? And why? I mean, I think you kind of answered it, but I just want to make sure we get to the question.

Bill Barhydt: Yeah, sure. Go. You want to explain, Marissa?

Marissa Kim: Yeah, so in terms of the loans, your collateral is actually being deposited into Aave, so it’s a smart contract, and our product is built on top of Aave, so that’s kind of the tech stack that’s underneath. And what’s great about that is you can go validate on-chain. You can just look up your Ethereum address and go see that your Bitcoin is there, so it’s definitely, you know, a very client-friendly model versus some of the centralized lenders where you have no insight into what’s happening to your collateral.

Bill Barhydt: Yeah. And we’ve also made it… extremely easy from a technology perspective, right? The hardest part for many people about dealing with the nuances of what we’re saying is that, you know, you’re exposing me to MetaMask and smart contracts and all this stuff I don’t understand. And so what we’ve done is we’ve created a workflow.

Scott Melker: There you go.

Marissa Kim: And here. Thank you.

Bill Barhydt: As an advisor, basically, to say to our clients, okay, yeah, you’re taking the loan directly, but we’re making it very easy as a facilitator for you to access that technology.

Scott Melker: By the way, the next slide is melting my brain, so I want you guys to go through this one.

Bill Barhydt: Okay, so… Well, we’ll see. I don’t know if that’s a good…

Scott Melker: I haven’t seen this before, and I’m literally, as you’re doing this, I’m, like, looking at where I have Solana and how I can get it over there.

Bill Barhydt: Yeah, go ahead, Marissa.

Marissa Kim: Yeah, so we are going to be launching Solana-backed loans, and that’s something that clients have been asking us for a couple of years. This is… this works a little bit different than the Bitcoin and Ethereum-backed loans, in that it’s using staked Solana. So you are earning the yields, and then that’s a partial or complete in some circumstances, offset of the interest that you’re paying to take the loan. So, obviously, both rates are variable, so there’s no guarantee that it’s a no-fee loan, but it’s, you know, if you look at the rates over the last, like, basically year, you can kind of see what’s happened, and in most cases, it’s a complete offset. So, I think this will be a really good product. There’s a lot of people holding lots of Solana that really do want to get liquidity, and obviously… Yeah, it’s a… exactly.

Scott Melker: Just quickly, even if it’s not a complete offset, it’s got to be exceptionally close, right? I mean, so you can still, at your worst case scenario, is a couple bit, like couple percentage. Yeah, okay, just, yeah.

Bill Barhydt: Yeah, very close.

Marissa Kim: Exactly. Yep.

Bill Barhydt: Yeah, I think there were a few days where the arbitrage was negative.

Scott Melker: You’re getting paid.

Bill Barhydt: Yeah. I don’t think that’s the case right now, but I believe that that happened a few weeks ago.

Marissa Kim: Yeah.

Scott Melker: Yeah.

Marissa Kim: Yep. So super excited for this product to launch. We do have a couple large holders that are going to do this off-platform. So if you fall into that bucket, we can definitely do these loans even before we launch it within the product. But we will be launching this in the product. So you’ll be able to take these loans just like the Bitcoin and Ethereum loans.

Bill Barhydt: Yeah. It’s crazy.

Scott Melker: Amazing.

Bill Barhydt: Fantastic. So yeah, that’s it. If there’s any other pending questions, you know, be happy to dig in. Otherwise, you know, thank you all so much. We will make this available. We will also send you… we’d appreciate it. We’re going to send you a Trustpilot link to basically give us feedback on the webinar, and tell us that you liked it, and let everybody know. Yeah, so we’ll also be, you know, there was a question about the Abra app. There is a new version of the app focused on our, you know, RA clients that’s currently with Apple. And so hopefully they’ll get through their process in the coming weeks, and, you know, be able to release that to all of you. And so, we also have a great support team, so feel free to reach out anytime to support at abra.com, and yeah, unless there’s any other questions, we can stop there.

Scott Melker: Did you say when the Solana one’s going to launch? I might have just, in my jaw-dropping, have missed it.

Bill Barhydt: Marissa, do you want to take that one?

Marissa Kim: Yeah, I think that we’ll have to talk to the team, but it’s… they had said that it would be in the next month or so, so… I can come back to you on that. Yep.

Scott Melker: Okay, awesome. Awesome. Thank you. Amazing. Thank you for doing this. We really appreciate it. Hopefully, the people who tuned in learned a lot and will be considering it, obviously, as I said, I’m a customer, so that’s why we’re here.

Bill Barhydt: Right on. Yeah. Well, thank you, everyone. And like I said, you know, we’ll share the webinar, send out updates. Follow Scott and I on and Marissa on X, pretty active there, and obviously you can follow Abra Global as well. And, you know, tell your friends.

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